UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 18, 2022

KludeIn I Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39843	85-3187857
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1096 Keeler Avenue

Berkeley, California 94708

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (650) 246-9907

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	INKAU	The Nasdaq Stock Market LLC

Class A Common Stock, par value $0.0001 per share	INKA	The Nasdaq Stock Market LLC

Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share, subject to adjustment	INKAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

KludeIn I Acquisition Corp., a Delaware corporation (“KludeIn”), intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”) in the coming weeks, which will include a preliminary proxy statement of KludeIn and a prospectus in connection with the proposed business combination transaction involving KludeIn and Near Intelligence Holdings, Inc., a Delaware corporation (“Near”). The definitive proxy statement and other relevant documents will be mailed to stockholders of KludeIn as of a record date to be established for voting on the Business Combination. Stockholders of KludeIn and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with KludeIn’s solicitation of proxies for the special meeting of stockholders to be held to approve the Business Combination because these documents will contain important information about KludeIn, Near and the Business Combination. KludeIn stockholders and other interested persons will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to KludeIn by contacting its Chief Financial Officer, Mini Krishnamoorthy, c/o KludeIn I Acquisition Corp., 1096 Keeler Avenue, Berkeley, California, telephone (650) 246-9907.

Item 1.01 Entry Into a Material Definitive Agreement.

Merger Agreement

This section describes the material provisions of the Merger Agreement (as defined below), but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy which is filed as Exhibit 2.1 to this Current Report on Form 8-K. Stockholders and other interested parties are urged to read the Merger Agreement in its entirety because it is the primary legal document that governs the Business Combination (as defined below).

General Terms and Effects; Merger Consideration

On May 18, 2022, KludeIn I Acquisition Corp., a Delaware corporation (“KludeIn”), entered into an Agreement and Plan of Merger (as may be amended or supplemented from time to time, the “Merger Agreement”) with Near Intelligence Holdings Inc., a Delaware corporation (“Near”), Paas Merger Sub 1 Inc., a Delaware corporation and wholly owned subsidiary of KludeIn (“Merger Sub 1”), and Paas Merger Sub 2 LLC, a Delaware limited liability company and wholly owned subsidiary of KludeIn (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”). Unless otherwise defined herein, the capitalized terms used below have the meanings given to them in the Merger Agreement.

Near, a global leader in privacy-led data intelligence, curates one of the world’s largest sources of intelligence on people, places and products. Near processes data from over 1.6 billion unique user IDs, in over 70 million places across 44 countries to empower marketing and operational data leaders to confidently reach, understand and market to consumers and optimize their business results. Near has offices in Los Angeles, Silicon Valley, Paris, Bangalore, Singapore, Sydney and Tokyo. Near serves major enterprises in retail, real estate, restaurants, tourism, technology, marketing and other industries.

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, immediately prior to the consummation (the “Closing”) of the transactions contemplated by the Merger Agreement (the “Business Combination”), (i) Merger Sub 1 and Near will consummate the first merger (the “First Merger”), pursuant to which Merger Sub 1 will be merged with and into Near, with Near continuing as the surviving corporation and a wholly owned subsidiary of KludeIn, as a result of which all of the issued and outstanding capital stock of Near will no longer be outstanding and will automatically be cancelled and will cease to exist in exchange for the right to receive the Merger Consideration, and (ii) Near, as the surviving corporation and a wholly owned subsidiary of KludeIn after the First Merger, will merge with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving entity (the “Second Merger” and, together with the First Merger, the “Mergers”), as a result of which all of the issued and outstanding capital stock of Near will no longer be outstanding and will automatically be cancelled and will cease to exist and each membership interest of Merger Sub 2 will remain outstanding as a membership interest of the surviving entity. Following the Business Combination, KludeIn will change its name to “Near Intelligence, Inc.”, or such other name as may be mutually agreed to by KludeIn and Near. The Business Combination, including the Mergers and the other transactions contemplated by the Merger Agreement, are collectively referred to herein as the “Transactions”.

The KludeIn securities (the “Merger Consideration”) payable to Near security holders from KludeIn at the effective time of the First Merger (the “First Effective Time”) will have an aggregate value equal to, without duplication, (i) the Company Base Value (as defined below), (ii) minus (or plus, if negative), the Closing Net Debt, (iii) (x) plus, in the event that the Closing Net Working Capital Amount exceeds the Target Net Working Capital Amount, the difference between the Closing Net Working Capital Amount and the Target Net Working Capital Amount, or (y) minus, in the event that the Closing Net Working Capital Amount is less than the Target Net Working Capital Amount, the difference between the Closing Net Working Capital Amount and the Target Net Working Capital Amount, and (iv) minus the amount of any unpaid Company Transaction Expenses. For purposes of the Merger Agreement, “Company Base Value” is an amount equal to Six Hundred Seventy-Five Million U.S. Dollars ($675,000,000) plus the amount of any Permitted Equity Financing. A “Permitted Equity Financing” is any equity financing transaction or series of equity financing transactions entered into by Near on or after the date of the Merger Agreement, by way of issuance, subscription or sale, which results in cash proceeds to Near prior to the First Effective Time in an amount not exceeding Fifty Million U.S. Dollars ($50,000,000), in exchange for shares of stock or convertible securities of Near (excluding, for the avoidance of doubt, any instrument issued by Near in connection with the Permitted Debt contemplated under the Merger Agreement).

The Merger Consideration to be paid to the Near security holders will be paid solely by the delivery of new KludeIn securities in accordance with the Conversion Ratio specified in the Merger Agreement. In accordance with the terms and subject to the conditions of the Merger Agreement, at the First Effective Time (i) each share of Near’s common stock outstanding as of immediately prior to the First Effective Time will be converted into a right to receive a number of shares of KludeIn Class A common stock (“Purchaser Class A Common Stock”) (with each valued at $10.00 per share), (ii) each outstanding Near restricted stock unit (whether vested or unvested) will be assumed by KludeIn and converted into a restricted stock unit of KludeIn, (iii) each outstanding Near warrant that is issued and outstanding will be assumed by KludeIn and converted into a corresponding warrant to purchase shares of Purchaser Class A Common Stock, in accordance with the terms of such warrants, and (iv) to the extent there are any other Near convertible securities, if not exercised or converted prior to the First Effective Time, such security will be cancelled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into shares of Purchaser Class A Common Stock.

Near Reorganization

Prior to the Transactions, Near and Near Pte. Ltd., a Singapore corporation (“N Sing”), entered into a contribution agreement (together with all agreements, deeds, instruments or other documents to implement and effect the Contribution, the “Contribution Documents”) and consummated the contribution by N Sing of the assets specified in the Contribution Documents to Near in exchange for all of the capital stock of Near pursuant to the terms and conditions of the Contribution Documents (the “Contribution”). Prior to the Closing, N Sing will distribute the capital stock of Near received by it in the Contribution to all of the shareholders of N Sing, such that all of the shareholders of N Sing will constitute and become the sole stockholders of Near and the capital stock and ownership structure of Near will reflect the share capital and ownership structure of N Sing on a 1,000:1 basis as provided in the Contribution Documents at the time of such distribution (the “Reorganization”).

Representations and Warranties

The Merger Agreement contains customary representations and warranties made by each of Near and KludeIn as of the date of the Merger Agreement or other specified dates, in each case relating to, among other things, organization and qualification, governing documents, capitalization, authority, no conflicts and absence of litigation. Many of the representations and warranties are qualified by materiality or Material Adverse Effect. As used in the Merger Agreement, “Material Adverse Effect” means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (i) the business, assets, liabilities, results of operations or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or (ii) the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations thereunder, in each case, subject to certain customary exceptions.

No Survival

The representations and warranties of the parties contained in the Merger Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties contained in the Merger Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed in accordance with their terms.

Covenants of the Parties

Each party agreed in the Merger Agreement to use its commercially reasonable efforts to effect the Closing and to comply as promptly as practicable with all requirements of governmental authorities applicable to the transactions contemplated by the Merger Agreement. The Merger Agreement also contains, subject to certain exceptions, certain customary covenants by each of the parties during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement in accordance with its terms or the Closing (the “Interim Period”), including (i) the provision of access to their properties, books and personnel; (ii) the operation of their respective businesses in the ordinary course of business; (iii) the provision of certain specified financial statements by Near to KludeIn; (iv) KludeIn’s public filings; (v) no insider trading; (vi) notifications of certain breaches, consent requirements or other matters; (vii) efforts to consummate the Business Combination; (viii) tax matters; (ix) further assurances; (x) public announcements; and (xi) confidentiality. Near agreed to use commercially reasonable efforts to consummate the Reorganization prior to Closing. During the Interim Period, Near may consummate the Permitted Equity Financing and KludeIn will use commercially reasonable efforts to obtain financing that is reasonably acceptable to Near (a “Transaction Financing”) in order to cause the Minimum Cash Condition (as defined below) to be satisfied and Near and its representatives will reasonably cooperate with KludeIn in connection with such efforts. The Merger Agreement also contains certain customary post-Closing covenants regarding indemnification of directors and officers and the purchase of tail directors’ and officers’ liability insurance and use of Trust Account proceeds. In addition, Near agreed to obtain its required stockholder approvals in the manner required under its organizational documents and applicable law for, among other things, the adoption and approval of the Merger Agreement and each of the Ancillary Documents to which Near is or is required to be a party or bound, and the consummation of the Business Combination, including the First Merger. KludeIn also agreed not to change its board recommendation to its stockholders unless response to a Purchaser Intervening Event (as defined in the Merger Agreement) and to seek to obtain the approval of its stockholders to extend the deadline by which it must complete its initial business combination for a period of up to six (6) months (such extension, the “Permitted Extension”; such period, the “Permitted Extension Period”), with such extension to be effectuated on a monthly basis, provided that KludeIn has agreed under the Merger Agreement to seek such extension for the first three (3) monthly periods of the Permitted Extension Period (such first three (3) monthly periods of the Permitted Extension Period, the “Prescribed Extension Period”).

Registration Statement on Form S-4

The parties made customary covenants regarding the Registration Statement, in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”) of the shares of Purchaser Class A Common Stock to be issued under the Merger Agreement as the Merger Consideration. The Registration Statement also will contain the KludeIn proxy statement to solicit proxies from KludeIn’s stockholders to approve, among other things, unless otherwise agreed to between KludeIn and Near (i) the Merger Agreement and the Transactions, including the Mergers, and the issuance of KludeIn’s securities in connection with the Business Combination and, to the extent required, the Common Stock Financing and/or any Transaction Financing; (ii) the adoption and approval of the amended and restated KludeIn certificate of incorporation, to, among other matters, (a) provide that the name of KludeIn shall be changed to “Near Intelligence, Inc.”, or such other name as mutually agreed to by KludeIn and Near, (b) provide for size and structure of the board of directors of KludeIn in accordance with the Merger Agreement, and (c) remove and revise certain provisions in the certificate of incorporation related to KludeIn’s status as a blank check company; (iii) the adoption and approval of (a) a new equity incentive plan (the “Incentive Plan”), pursuant to which KludeIn will issue up to a number of shares equal to six percent (6%) of the shares issued as the Merger Consideration, and (b) a new management performance plan (the “Management Performance Plan”), pursuant to which KludeIn shall issue up to a number of shares equal to eight percent (8%) of the shares issued as the Merger Consideration to certain members of management should certain milestones provided therein be met within five (5) years after the Closing; and (iv) the appointment of the members of the board of directors of KludeIn in accordance with the Merger Agreement (the “Purchaser Stockholder Approval Matters”).

Directors and Officers of KludeIn Following the Closing

The parties will take all necessary action, so that effective as of the Closing, KludeIn’s board of directors will consist of seven (7) directors, including (i) two (2) directors designated by Near prior to the Closing, (ii) two (2) directors designated by KludeIn prior to the Closing, and (iii) three (3) directors who are independent under Nasdaq rules that are mutually agreed by Near and KludeIn prior to the Closing.

The parties will take all action necessary (including causing the executive officers of KludeIn to resign) so that the individuals serving as the chief executive officer and chief financial officer, respectively, of KludeIn immediately after the Closing will be the same individuals (in the same office) as that of Near immediately prior to the Closing (unless KludeIn and Near agree to appoint another qualified person to either such role, in which case, such other individual shall serve in such role). The other executive officers of Near prior to the Closing are expected to continue in such offices of the combined company following the Closing. Prior to the Closing, if reasonably requested by KludeIn, KludeIn and certain key employees of Near will enter into employment agreements, effective as of the Closing, in form and substance reasonably acceptable to KludeIn and Near.

No Solicitation of Acquisition Proposals

Each party also agreed during the Interim Period not to solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transactions, to notify the others as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the other party informed of the status of any such inquiries, proposals, offers or requests for information.

Conduct of Near and KludeIn Pending Closing

Under the Merger Agreement, during the Interim Period, Near has agreed, except as expressly contemplated by other provisions of the Merger Agreement, any of the other Ancillary Documents or the Contribution Agreements, or as set forth in disclosure schedules, required by applicable law, or unless KludeIn otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), among other exceptions, to, and to cause each of its subsidiaries to, in all material respects conduct its business in the ordinary course of business consistent with practice and in material compliance with law and to refrain, subject to certain exceptions, from taking certain specified actions, such as amending its organizational documents, increasing wages and compensation payable to its employees, issuing equity securities, waiving rights under or terminating any material contracts, or incurring indebtedness over certain specified thresholds.

Additionally, under the Merger Agreement, during the Interim Period, KludeIn has agreed, except as expressly contemplated by other provisions of the Merger Agreement or the Ancillary Documents, required by applicable law, or unless Near otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), to, and to cause each of its subsidiaries to, conduct its business, in all material respects, in the ordinary course of business consistent with past practice and to comply with all laws applicable to KludeIn and its subsidiaries and their respective businesses, assets and employees, and to refrain, subject to certain exceptions, from taking certain specified actions, such as amending its organizational documents, issuing equity securities, waiving rights under or terminating any material contracts, or incurring indebtedness over certain specified thresholds.

Conditions to Closing

The Merger Agreement contains conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the stockholders of KludeIn and Near; (ii) approvals of, or completion of any filings required to be made with, any governmental authorities; (iii) no law or order preventing the Business Combination; (iv) the members of the post-Closing board of directors of KludeIn having been elected or appointed as of the Closing, consistent with the requirements of the Merger Agreement; and (v) the Registration Statement having been declared effective by the SEC.

In addition, unless waived by Near, the obligations of Near to consummate the Business Combination are subject to the satisfaction of the following additional conditions to Closing, in addition to the delivery by KludeIn of customary certificates and other Closing deliverables: (i) the representations and warranties of KludeIn being true and correct as of the date of the Merger Agreement and the date of the Closing, except to the extent made as of a particular date (subject to Material Adverse Effect qualifiers where applicable); (ii) KludeIn having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to KludeIn since the date of the Merger Agreement which is continuing and uncured; (iv) KludeIn having cash and cash equivalents, including funds remaining in the Trust Account (following the exercise of any redemption rights by holders of KludeIn’s Class A common stock (the “Redemption”) and the proceeds of any Transaction Financing, prior to the payment of KludeIn’s unpaid transaction expenses due at the Closing, at least equal to Ninety-Five Million U.S. Dollars ($95,000,000) less the aggregate amount of proceeds of any Permitted Equity Financing (the “Minimum Cash Condition”); (v) KludeIn having filed its Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware; and (vi) the shares of KludeIn’s Class A Common Stock to be issued in connection with the Business Combination having been approved for listing on the Nasdaq, subject only to official notice of issuance.

Unless waived by KludeIn, the obligations of KludeIn and the Merger Subs to consummate the Business Combination are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Near of customary certificates and other Closing deliverables: (i) the representations and warranties of Near being true and correct as of the date of the Merger Agreement and the date of the Closing, except to the extent made as of a particular date (subject to the Material Adverse Effect qualifiers); (ii) Near having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with or by it on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to Near and its subsidiaries since the date of the Merger Agreement which is continuing and uncured; and (iv) the Lock-Up Agreements, Amended and Restated Registration Rights Agreement and Non-Competition Agreements being in full force and effect in accordance with the terms thereof as of the Closing. The parties anticipate closing the Business Combination in the last quarter of 2022.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of KludeIn and Near; (ii) by either KludeIn or Near if any of the conditions to Closing have not been satisfied or waived by July 11, 2022 (the “Outside Date”), provided, that if KludeIn obtains the approval of its stockholders for the Permitted Extension, then the Outside Date, automatically and without action on the part of any party, will be extended for an additional period ending on the last date then in effect for KludeIn to consummate its “Business Combination” (under its organizational documents) pursuant to the applicable extension period then in effect during the Permitted Extension Period, provided, further, however, that in the event that KludeIn fails to seek an extension for any one (1)-month period following the Prescribed Extension Period, then KludeIn or Near, each by written notice to the other party, will have the right to terminate the Merger Agreement; and further provided that such termination right will not be available to a party if the breach or violation by such party or its affiliates (or, with respect to Near, its direct or indirect subsidiaries or stockholders) of any representation, warranty, covenant or obligation under the Merger Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date; (iii) by either KludeIn or Near if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable (and so long as the terminating party’s failure to comply with any provision of the Merger Agreement has not been a substantial cause of, or substantially resulted in, such action by such governmental authority); (iv) by either KludeIn or Near in the event of the other party’s uncured breach or if any representation or warranty has become untrue or inaccurate, if such breach or inaccuracy would result in the failure of a closing condition (and so long as the terminating party is not also in breach under the Merger Agreement) and is uncured and continuing; (v) by KludeIn if there has been a Material Adverse Effect on Near and its subsidiaries taken as a whole following the date of the Merger Agreement that is uncured and continuing; (vi) by either KludeIn or Near if the stockholders of KludeIn do not approve the Purchaser Stockholder Approval Matters at a special meeting held by KludeIn; (vii) by either KludeIn or Near if the required approval from the Near stockholders is not obtained at a meeting of stockholders or via written consent by the Near stockholders to approve the Merger Agreement and the ancillary documents which Near is or is required to be a party or bound and the Business Combination; and (viii) by Near if KludeIn’s board of directors (x) changes, withdraws, withholds, amends, qualifies or modifies, or (privately or publicly) proposes to change, withdraw, withhold, amend, qualify or modify, its determination that the Mergers and other Transactions are fair, advisable and in the best interests of its stockholders, its approval of the Transactions, or the recommendation to its stockholders in favor of the approval and adoption of the Merger Agreement for any reason in a manner adverse to Near, or (y) fail to include such recommendation in the Registration Statement (or proxy statement in connection with the Business Combination).

If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, trust fund waiver, no recourse and general provisions) will terminate, and no party to the Merger Agreement will have any further liability to any other party thereto except for liability for any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation or for willful breach of the Merger Agreement prior to termination. The Merger Agreement does not provide for any termination fees, however Near agreed to be responsible for any filing fees and expenses under any applicable antitrust laws.

Trust Account Waiver

Near agreed on behalf of itself and its affiliates that neither it nor its affiliates will have any right, title, interest of any kind in or to any monies in KludeIn’s Trust Account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom) other than in connection with the Closing.

Governing Law

The Merger Agreement is governed by the laws of the State of Delaware and the parties are subject to exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any U.S. state or federal court located in the State of Delaware (or in any appellate court thereof).

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement has been filed as Exhibit 2.1 to this Current Report on Form 8-K in order to provide investors with information regarding its terms. It is not intended to provide any other factual information about KludeIn, Near, the Merger Subs or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in KludeIn’s public disclosures.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to, or in connection with, the Merger Agreement (the “Related Agreements”), but does not purport to describe all of the terms thereof or include all of the additional agreements entered into or to be entered into pursuant to the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, each of which is filed as an exhibit to this Current Report on Form 8-K. KludeIn’s stockholders and other interested parties are urged to read such Related Agreements in their entirety.

Company Stockholder Voting and Support Agreements

Simultaneously with the execution and delivery of the Merger Agreement, KludeIn and Near have entered into Voting and Support Agreements (collectively, the “Company Stockholder Support Agreements”) with (i) N Sing, as the sole Near stockholder before the completion of the Reorganization, and (ii) certain N Sing shareholders, who will become the Near stockholders upon the completion of the Reorganization, holding shares of Near capital stock sufficient to approve the First Merger and the other Transactions (“Near Stockholders”). Under the Company Stockholder Support Agreements, each Near Stockholder signing the Company Stockholder Support Agreement agreed to vote all of such stockholder’s securities of Near in favor of the Merger Agreement and the other matters to be submitted to Near Stockholders for approval in connection with the Business Combination and each such Near Stockholder has agreed to take (or not take, as applicable) certain other actions in support of the Merger Agreement and the Business Combination, in each case in the manner and subject to the conditions set forth in the Company Stockholder Support Agreements, and to provide a proxy to KludeIn to vote such Near securities accordingly. The Company Stockholder Support Agreements prevent transfers of Near securities held by such Near Stockholders between the date of the Company Stockholder Support Agreements and the date of the completion of the Reorganization or the date of the completion of the Reorganization and the date of Closing, as applicable, except for certain permitted transfers where the transferee also agrees to comply with the Company Stockholder Support Agreements.

The foregoing description of the Company Stockholder Support Agreements is qualified in its entirety by reference to the full text of the form of the Company Stockholder Support Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Sponsor Voting and Support Agreement

Simultaneously with the execution and delivery of the Merger Agreement, KludeIn and Near have entered into a Voting and Support Agreement (collectively, the “Sponsor Support Agreement”) with KludeIn’s sponsor, KludeIn Prime LLC, a Delaware limited liability company (the “Sponsor”). Under the Sponsor Support Agreement, the Sponsor agreed to vote all of the Sponsor’s securities of KludeIn in favor of the Merger Agreement and the other matters to be submitted to KludeIn stockholders for approval in connection with the Business Combination and the Sponsor has agreed to take (or not take, as applicable) certain other actions in support of the Merger Agreement and the Business Combination, in each case in the manner and subject to the conditions set forth in the Sponsor Support Agreement, and to provide a proxy to Near to vote such KludeIn shares accordingly. The Sponsor also agreed to waive its anti-dilution rights with respect to the shares of KludeIn Class B common stock held by the Sponsor and redemption right with respect to its KludeIn securities. The Sponsor Support Agreement prevent transfers of KludeIn securities held by the Sponsor thereto between the date of the date of the Sponsor Support Agreement and the date of Closing, except for certain permitted transfers where the transferee also agrees to comply with the Sponsor Support Agreement.

The foregoing description of the Sponsor Support Agreements is qualified in its entirety by reference to the full text of the form of the Sponsor Support Agreement, a copy of which is filed as Exhibit 10.2 to this Current Report on Form 8-K and incorporated herein by reference.

Lock-Up Agreements

Simultaneously with the execution and delivery of the Merger Agreement, the N Sing shareholders (who will become Near stockholders after the Reorganization) and certain Near executive and senior officers entered into Lock-Up Agreements with KludeIn (collectively, the “Lock-Up Agreements”). Pursuant to the Lock-Up Agreements, certain N Sing shareholders who are controlled by Near executive officers and Near’s executive officers agreed not to, during the period commencing from the Closing and ending upon the earlier to occur of (i) the one (1)-year anniversary of the Closing and (ii) subsequent to the Closing, (x) if the reported closing price of KludeIn’s Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, or (y) the date following the Closing on which KludeIn completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of KludeIn’s stockholders having the right to exchange their Class A Common Stock of KludeIn for cash, securities or other property: (A) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any KludeIn restricted securities, (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such KludeIn restricted securities, or (C) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (A) or (ii) above is to be settled by delivery of the KludeIn restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the transferee takes the shares subject to the restrictions in the Lock-Up Agreement). Pursuant to the Lock-Up Agreements, certain other significant Near stockholders and Near senior officers agreed not to Transfer any KludeIn securities commencing from the Closing and ending on the earlier of (i) 180 days of the Closing and (ii) the date following the Closing on which KludeIn completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of KludeIn’s stockholders having the right to exchange their Class A Common Stock of KludeIn for cash, securities or other property (in each case, subject to certain limited permitted transfers where the transferee takes the shares subject to the restrictions in the Lock-Up Agreement).

The foregoing description of the Lock-Up Agreements is qualified in its entirety by reference to the full text of the form of the Lock-Up Agreement, a copy of which is filed as Exhibit 10.3 to this Current Report on Form 8-K and incorporated herein by reference.

Non-Competition and Non-Solicitation Agreements

Simultaneously with the execution and delivery of the Merger Agreement, certain individuals who are expected to be directors and/or officers of the Target Companies following the Closing entered into Non-Competition and Non-Solicitation Agreements (the “Non-Competition Agreements”) in favor of Near and KludeIn and their direct and indirect subsidiaries through the Closing. Under the Non-Competition Agreements, the signatory thereto agrees not to compete with KludeIn, Near and their respective affiliates during the two-year period following the Closing and, during such two-year restricted period, not to solicit employees or customers of such entities. The Non-Competition Agreements also contain customary confidentiality and non-disparagement provisions.

The foregoing description of the Non-Competition Agreements is qualified in its entirety by reference to the full text of the form of the Non-Competition Agreement, a copy of which is filed as Exhibit 10.4 to this Current Report on Form 8-K and incorporated herein by reference.

Amended and Restated Registration Rights Agreement

In connection with the Closing, the existing Registration Rights Agreement, dated as of January 6, 2021, between KludeIn and the Sponsor will be amended and restated and KludeIn, the Sponsor, and certain persons and entities holding securities of Near prior to the Closing (collectively, together with the Sponsor, the “Reg Rights Holders”) will enter into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”). Pursuant to the A&R Registration Rights Agreement, KludeIn will agree that, within 30 days after the Closing, KludeIn will file with the SEC (at KludeIn’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Reg Rights Holders (the “Resale Registration Statement”), and KludeIn will use its reasonable best efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof, but in no event later than 60 days (or 90 days if the SEC notifies KludeIn that it will review the Resale Registration Statement). In certain circumstances, each of the Reg Rights Holders can demand up to two underwritten offerings and will be entitled to piggyback registration rights, in each case subject to certain limitations set forth in the A&R Registration Rights Agreement.

The foregoing description of the A&R Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of the A&R Registration Rights Agreement, a copy of which is filed as Exhibit 10.5 to this Current Report on Form 8-K and incorporated herein by reference.

Common Stock Subscription Agreement

Simultaneously with the execution and delivery of the Merger Agreement, KludeIn entered into a common stock purchase agreement (the “Common Stock Purchase Agreement”) and related registration rights agreement (the “CF Registration Rights KludeIn's Agreement”) with CF Principal Investments LLC (“CF”). Pursuant to the Common Stock Purchase Agreement, following the Closing, Near (the combined company), as KluedIn’s successor, has the right to sell to CF up to a Total Commitment (as defined in the Common Stock Purchase Agreement) of $100,000,000 in shares of Near’s Common Stock, subject to certain limitations and conditions set forth in the Common Stock Purchase Agreement. Near is obligated under the Common Stock Purchase Agreement and the CF Registration Rights Agreement to file a registration statement with the SEC to register under the Securities Act for the resale by CF of shares of Common Stock that Near may issue to CF under the Common Stock Purchase Agreement.

KludeIn will not have the right to commence any sales of Common Stock to CF under the Common Stock Purchase Agreement until the Commencement (as defined in the Common Stock Purchase Agreement), which is the time when all of the conditions to the KludeIn’s right to commence sales of Common Stock to CF set forth in the Common Stock Purchase Agreement have been satisfied, including that a registration statement relating to the Common Stock is filed and declared effective by the SEC.

After the Commencement, Near will have the right from time to time at its sole discretion until the first day of the month next following the 36-month period from and after the Commencement, to direct CF to purchase up to a specified maximum amount of shares of Common Stock as set forth in the Common Stock Purchase Agreement by delivering written notice to CF prior to the commencement of trading on any trading day. Near will control the timing and amount of any sales of the Common Stock to CF. Actual sales of shares of the Common Stock to CF under the Common Stock Purchase Agreement will depend on a variety of factors to be determined by Near from time to time, including, among other things, market conditions, and the trading price of the Common Stock.

The purchase price of the shares of Common Stock that Near elects to sell to CF pursuant to the Common Stock Purchase Agreement will the volume weighted average price of the Common Stock during the applicable purchase date on which Near has timely delivered written notice to CF directing it to purchase the shares of Common Stock under the Common Stock Purchase Agreement. Near will receive 98% of the volume weighted average price of the Common Stock so sold.

The purchase price of the shares of Common Stock that Near elects to sell to CF pursuant to the Common Stock Purchase Agreement will the volume weighted average price of the Common Stock during the applicable purchase date on which Near has timely delivered written notice to CF directing it to purchase the shares of Common Stock under the Common Stock Purchase Agreement. Near will receive 98% of the volume weighted average price of the Common Stock so sold.

The Common Stock Purchase Agreement and the CF Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

Near will have the right to terminate the Common Stock Purchase Agreement at any time after Commencement, at no cost or penalty, upon three (3) trading days’ prior written notice. Additionally, CF will have the right to terminate the Common Stock Purchase Agreement upon three days’ prior written notice to the Company if there is a Material Adverse Effect or a Fundamental Transaction (as defined in the Common Stock Purchase Agreement) or Near is in breach or default in any material respect of the Registration Rights Agreement, or trading in the Common Stock on the Nasdaq is suspended. No termination of the Common Stock Purchase Agreement will affect the registration rights provisions contained in the CF Registration Rights Agreement.

In connection with the execution of the Common Stock Purchase Agreement, Near will issue to CF shares of Common Stock in an amount equal to $2,000,000 at a per share price based on the price of Near’s Common Stock on the Commencement Date to CF as consideration for its irrevocable commitment to purchase the shares of Common Stock upon the terms and subject to the satisfaction of the conditions set forth in the Common Stock Purchase Agreement.

The foregoing description of the Common Stock Subscription Agreement and the CF Registration Rights Agreement is qualified in its entirety by reference to the full text of the Common Stock Subscription Agreement and the CF Registration Rights Agreement, copies of which are filed as Exhibits 10.6 and 10.7, respectively, to this Current Report on Form 8-K and incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On May 19, 2022, KludeIn issued a press release announcing the execution of a Merger Agreement. A copy of the press release is furnished as Exhibit 99.1 hereto.

Furnished as Exhibit 99.2 hereto is the investor presentation dated May 19, 2022 that will be used by KludeIn and Near in connection with the Business Combination.

The foregoing information (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information and Where to Find It

KludeIn and Near will file relevant materials with the SEC including the Registration Statement on Form S-4 to be filed by KludeIn (the “Registration Statement”), which will include a prospectus with respect to KludeIn’s securities to be issued in connection with the Business Combination, and a proxy statement of KludeIn (the “Proxy Statement”), to be used at the meeting of KludeIn’s stockholders to approve the proposed mergers and related matters. INVESTORS AND SECURITY HOLDERS OF KLUDEIN ARE URGED TO READ THE REGISTRATION STATEMENT, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NEAR, KLUDEIN AND THE BUSINESS COMBINATION. When available, the Proxy Statement contained in the Registration Statement and other relevant materials for the Business Combination will be mailed to stockholders of KludeIn as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement, including the Proxy Statement contained therein, and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Forward-Looking Statements

This report contains, and certain oral statements made by representatives of KludeIn and Near and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. KludeIn’s and Near’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “believe,” “budget,” “continues,” “could,” “expect,” “estimate,” “forecast,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “possible,” “potential,” “project,” “will,” “should,” “predicts,” “scales,” “representative of,” “valuation,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, KludeIn’s and Near’s expectations with respect to future performance of Near, anticipated financial impacts of the Business Combination (including future revenue, pro forma enterprise value and cash balance), the anticipated addressable market for Near, the satisfaction of the closing conditions to the Business Combination, the future held by the respective management teams of KludeIn or Near, the pre-money valuation of Near (which is subject to certain inputs that may change prior to the Closing of the Business Combination and is subject to adjustment after the Closing of the Business Combination ), the level of redemptions of KludeIn’s public stockholders and the timing of the Closing of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of KludeIn and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the inability of KludeIn to obtain transaction financing between the date of the Merger Agreement and the Closing, or a default by one or more of investors on its commitment in connection with any financing, and KludeIn’s failure to find replacement financing; (3) the inability to consummate the Business Combination in a timely manner or at all, including due to failure to obtain approval of the stockholders of KludeIn or other conditions to the Closing in the Merger Agreement, which may adversely affect the price of KludeIn’s securities; (4) delays in obtaining or the inability to obtain any necessary regulatory approvals required to complete the Business Combination; (5) the risk that the Business Combination may not be completed by KludeIn’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by KludeIn; (6) the ability to maintain the listing of KludeIn’s securities on a national securities exchange; (7) the inability to obtain or maintain the listing of KludeIn’s securities on Nasdaq following the Business Combination; (8) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination and to achieve its commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of Near to grow and manage growth economically and hire and retain key employees; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations, and Near’s ability to comply with such laws and regulations; (12) the effect of the COVID-19 pandemic on KludeIn or Near and their ability to consummate the Business Combination; (13) the outcome of any legal proceedings that may be instituted against Near or against KludeIn related to the Merger Agreement or the Business Combination; (14) the enforceability of Near’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others; (15) the risk of downturns in the highly competitive industry in which Near operates; (16) the possibility that KludeIn or Near may be adversely affected by other economic, business, and/or competitive factors; and (17) other risks and uncertainties to be identified in the Registration Statement (when available) relating to the Business Combination, including those under “Risk Factors” therein, and in other filings with the SEC made by KludeIn. KludeIn and Near caution that the foregoing list of factors is not exclusive, and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Readers are referred to the most recent reports filed with the SEC by KludeIn. None of KludeIn or Near undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

Participants in the Solicitation

KludeIn, KludeIn Prime LLC (KludeIn’s sponsor) and Near and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed Business Combination. KludeIn stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of KludeIn in the final prospectus of KludeIn filed with the SEC on January 8, 2021, the Registration Statement and other relevant materials filed with the SEC in connection with the proposed Business Combination when they become available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or a valid exemption from registration thereunder.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of May 18, 2022, by and among KludeIn I Acquisition Corp., Paas Merger Sub 1 Inc., Paas Merger Sub 2 LLC and Near Intelligence Holdings Inc.

10.1	Form of Company Stockholder Support Agreement, dated as of May 18, 2022, by and among KludeIn I Acquisition Corp., Near Intelligence Holdings Inc. and each of Near Pte. Ltd. and certain shareholders of Near Pte. Ltd.

10.2	Form of Sponsor Support Agreement, dated as of May 18, 2022, by and between KludeIn I Acquisition Corp., Near Intelligence Holdings Inc. and KludeIn Prime LLC.

10.3	Form of Lock-Up Agreement, effective as of May 18, 2022, by and among KludeIn I Acquisition Corp. and each of shareholders of Near Pte. Ltd. (who will become stockholders of Near Intelligence Holdings Inc. after the Reorganization) and certain senior officers of Near Intelligence Holdings Inc.

10.4	Form of Non-Competition and Non-Solicitation Agreement, effective as of May 18, 2022, by and among KludeIn I Acquisition Corp., Near Intelligence Holdings Inc. and certain individuals party thereto.

10.5	Form of Amended and Restated Registration Rights Agreement by and between KludeIn I Acquisition Corp. and the other parties thereto.

10.6	Common Stock Purchase Agreement, dated as of May 18, 2022, by and between KludeIn I Acquisition Corp. and CF Principal Investments LLC.

10.7	Registration Rights Agreement, dated as of May 18, 2022, by and between KludeIn I Acquisition Corp. and CF Principal Investments LLC.

99.1	Press Release, dated May 19, 2022.

99.2	Investor Presentation, dated May 19, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	The exhibits, schedules or similar attachments to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits, schedules or similar attachments upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 19, 2022

KLUDEIN I ACQUISITION CORP.

By:	/s/ Narayan Ramachandran
Narayan Ramachandran
Chief Executive Officer